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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                 EMPRESA DE DISTRIBUCION ELECTRICA NORESTE, S.A.

                        (Name of foreign utility company)


                         PANAMA DISTRIBUTION GROUP, S.A.

                 (Name of filing company, if filed on behalf of
                           a foreign utility company)

Item 1:

           The name and address of the entity claiming foreign utility company status is Empresa de Distribucion Electrica Noreste, S.A. ("EDE Noreste"), Edificio Hatillo, Apartado 5285 Panama 5, Panama. EDE Noreste is a corporation organized and existing under the laws of the Republic of Panama that will be owned by Panama Distribution Group, S.A, ("PDG") an intermediate holding company, and by the government of Panama (the "Panama Government")(1). PDG, which was formed to acquire the stock of EDE Noreste, is owned by Constellation Power International Investments, Ltd., CP Panama I, S.A. and Primer Grupo Energetico, S.A. EDE Noreste is one of the three electric energy distribution companies in Panama that was formed in 1998 as the result of the restructuring of the Institute de Recursos Hidraulicos y Elictrificacion ("IRHE"), owned by the Panama Goverment. EDE Noreste was formed for the purpose of distribution and sale of electricity in the northern and eastern regions of Panama under a (15-year) concession given by Ente Regulador de los Servicios Publicos ("ERSP"), an autonomous agency of the Panama Government. EDE Noreste provides approximately 1,280GWh of electricity to its customers, with a peak demand of approximately 265 megawatts under the tariff

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(1)  The Panama Government's portion of the EDE Noreste stock may change in the future pursuant to the mandatory offer of a certain percentage of the government-owned shares to permanent employees, as well as following the sales of the government-owned shares through the Stock Exchange or by public auction.
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structure that was set by the ERSP and became effective on July 1, 1998 for large customers and will become effective on January 1, 1999 for regulated customers.

           The utility assets of EDE Noreste consist of the electricity substations and distribution networks in the areas under the concession.

           PDG was selected by the Panama Government as the winning bidder to own and operate EDE Noreste. PDG will own 51% of the voting securities of EDE Noreste and the Panama Government will own the remaining interests. The members of PDG that will own five percent or more of the voting securities of PDG are:

PERSON                              AMOUNT                  TYPE OF SECURITY
-------------------------------------------------------------------------------
Constellation Power                 Approx.
International Investments, Ltd.     25%                     Common Equity

CP Panama I, S.A.                   Approx.
                                    55%                     Common Equity

Primer Grupo Energetico, Ltd.       Approx.
                                    20%                     Common Equity

Item 2:

           Each of Baltimore Gas and Electric Company ("BGE") and Safe Harbor Water Power Corp. ("Safe Harbor") is a public utility company that is an associate company of Constellation Power International Investments, Ltd. and CP Panama I, S.A. Constellation Power International Investments, Ltd. and CP Panama I, S.A. are wholly owned subsidiary companies of Constellation Power, Inc., which is an indirect wholly-owned subsidiary of BGE. Constellation Power International Investments, Ltd. and CP Panama I, S.A. will, together, contribute no more than $72 million towards the purchase price of EDE Noreste.

           EXHIBIT A

           A certification of resources and authority has been previously filed with the Commission by the Maryland Public Service Commission, the state commission that regulates the retail rates of BGE, and is incorporated herein by reference.

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           Panama Distribution Group, S.A. has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                 /s/ Michael D. Hornstein, Esq.
                                 --------------------------------
                                 Michael D. Hornstein, Esq.
                                 Orrick, Herrington & Sutcliffe LLP
                                 3050 K Street, N.W.
                                 Washington, D.C. 20007
                                 (202) 339-8400

                                 Attorney for Panama Distribution Group, S.A.

October 30, 1998


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